Exhibit 99.80

LETTER OF CONSENT

I refer to the Registration Statement on Form 40-F of Sandspring Resources Ltd. (the “Company,” and such Registration Statement, including all exhibits, the “Registration Statement”).

I consent to the use of (i) the technical report dated May 5, 2011 entitled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”), and the extracts from, or summaries of, the Technical Report contained in the Company’s news releases dated March 21, 2011 and March 22, 2011; and (ii) my name in the Registration Statement.

Yours very truly,

/s/ Ernest Burga
Ernest Burga, P.Eng.
Associate Mechanical Engineer
P&E Mining Consultants Inc.

Dated: September 16, 2011